

February 12, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Huahui Education Group Corporation
Mr. Wu Zihua
President
Block 2, Duo Li Hi Tech Industrial Park, No.9,
Jinlong 1st Road, Baolong Residential District,
Longgang District, Shenzhen.

     Re: Huahui Education Group Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2017
           Filed September 1, 2017
           File No. 333-213314

Dear Mr. Zihua:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 15. Exhibits

1. Please amend your filing to provide Exhibits 31.1, 31.2 and 32.1 pursuant to Item 601 of Regulation S-K. This comment is also applicable to your Form 10-Q/A for the fiscal quarter ended September 30, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser, Staff Accountant, at (202) 551- 3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction